December 9, 2011

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

RE:	Global Clean Energy Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 25, 2011 Response dated October 3, 2011 File No. 000-12627

Dear Ms. Howell and Mr. Reynolds:

This letter will respond to the Staff’s letter of comments, dated November 30, 2011, to Global Clean Energy Holdings, Inc. (this “Company”) regarding additional comments to the Company’s above-referenced report (the “Form 10-K”).

We apologize for failing to properly file the exhibits to this Company’s reports as requested by the Commission.  We agree that we will file all of the exhibits as requested in the next periodic report filed by this Commission (the next scheduled periodic report is this Company’s Form 10-K for the year ended December 31, 2011).  Specifically, we hereby agree as follows:

1. a. b. c. 2.
We hereby agree that we will file, as exhibits to the 2011 Form 10-K, the following:

We will re-file Exhibit 10.19 in its entirety, with all exhibits.
We will re-file Exhibit 10.18 in its entirety, with Exhibits D and E.
We will re-file Exhibit 10.1 to the Form 10-Q filed on May 20, 2009 in its entirety, with Appendices II and III.

We hereby agree that we will file, as exhibits to the 2011 Form 10-K, exhibits 10.17 and 10.18 in the proper electronic format.

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Gregory S. Cardenas Chief Financial Officer	100 W. Broadway Suite 650 Long Beach, California 90802	Telephone: 310.641.4234 Email: gcardenas@gceholdings.com Web: www.gceholdings.com

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234.

Sincerely,

/S/  Gregory S. Cardenas
Gregory S. Cardenas, Chief Financial Officer

cc:	Mr. Richard Palmer Mr. David Walker Mr. Ross Youngberg, CPA Mr. Rob Summers, CPA Ms. Alawna Echols , CPA Mr. Istvan Benko, Esq. Ms. Donna Reilly, CPA

Gregory S. Cardenas Chief Financial Officer	100 W. Broadway Suite 650 Long Beach, California 90802	Telephone: 310.641.4234 Email: gcardenas@gceholdings.com Web: www.gceholdings.com